SOCIAL MEDIA POSTS



Streamline66 ✓ @streamline66 · 6s

Over the past decade, Phillips has underperformed Valero by 138% and Marathon by 188%. It's time for bold actions at Phillips to narrow the gap.



PHILLIPS IS DEEPLY UNDERPERFORMING

Phillips Cumulative Total Return vs.
Valero Energy and Marathon Petroleum

1-YEAR	3-YEAR	5-YEAR	10-YEAR
-9%	-33%	-97%	-163%

Source: Bloomberg as of 2/7/25.

STREAMLINE 66

Disappointing Underperformance at Phillips 66

From streamline66.com

 **Streamline66** ✔ @streamline66 · 46s

Phillips' refining and midstream businesses do not fit together. They have contrasting risk/return propositions, with weak capital returns vs. refiners and poor growth vs. midstream peers. Phillips' problems originate from its inefficient conglomerate structure.



PHILLIPS TRADES LIKE A REFINER, WITH NO CREDIT FOR ITS MIDSTREAM BUSINESS

Share Price Performance vs. Refining and Midstream Peers since Elliott Letter[1]

— PSX
— Refining Peers
— Midstream Peers

Source: Bloomberg.
Note: 1) Refining peers reflect Valero and Marathon; midstream peers reflect Enterprise Products, MPLX, ONEOK, and Targa. Performance since publication of Elliott letter on November 29, 2023.

STREAMLINE 66

 It's time to consider all options at Phillips 66

From streamline66.com